UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

As previously disclosed, on January 15, 2024, in connection with the closing of its initial business combination, Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among the Company, certain affiliates and certain investors (the “Investors”) relating to a convertible debt financing provided to the Company in four tranches pursuant to senior secured convertible notes (collectively, the “Notes” and the transactions entered into pursuant to the Securities Purchase Agreement, the “Financing”), obligations under which are guaranteed by certain assets of the Company and an affiliate, issuable to the Investors for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in subscription amounts.

As previously disclosed, the Notes for the first tranche of the Financing (the “First Tranche Notes”), for a total of $3,125,000 of principal in exchange for a total of $2,500,000 in subscription amounts, were issued to the Investors substantially concurrently with, and contingent upon, the closing of the Company’s initial business combination.

As previously disclosed, on May 31, 2024, the Notes (the “Initial Second Tranche Notes”) for the initial portion of the second tranche of the Financing (the “Second Tranche”), for a total of $312,500 of principal in exchange for a total of $250,000 in subscription amounts, were issued to the Investors.

On June 14, 2024, the Company issued two additional Notes (the “Subsequent Second Tranche Notes”) for an additional portion of the Second Tranche, for an aggregate total of $312,500 principal in exchange for $250,000 provided by the Investors. The Investors were not obligated to fund any of the Second Tranche because the Company was not in compliance with all of the covenants under the Securities Purchase Agreement. Notwithstanding the foregoing, the Investors agreed to fund an additional portion of the Second Tranche on such date and may continue to do so at its discretion.

The Subsequent Second Tranche Notes are identical to the Initial Second Tranche Notes, and are substantially the same as the First Tranche Notes, except that the conversion floor and first and second reset dates have been removed, as these applicable dates have passed. Interest on the Subsequent Second Tranche Notes accrues at 8.0% per annum, based on the outstanding principal amount of the Subsequent Second Tranche Notes, and is payable monthly in arrears in cash or in the Company’s common shares (the “Common Shares”) (at the applicable conversion price).

The initial conversion price is the lowest daily VWAP during the period commencing on January 25, 2024 until the earlier of (i) the date of conversion of the Subsequent Second Tranche Note and (ii) the date on which the registration statement for the shares underlying the First Tranche Note is declared effective (or May 14, 2024) and is subject to reset on July 25, 2024, October 25, 2024, January 25, 2025, at which time the conversion price will be reset to the lower of (i) the initial conversion price and (ii) the average daily VWAP for the previous ten (10) trading days prior to such reset.

The Common Shares underlying the Subsequent Second Tranche Notes are entitled to registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”), dated as of January 25, 2024, by and among the Company and the Investors. As previously disclosed, pursuant to the Registration Rights Agreement, the Company has agreed to file a registration statement covering the resale of the Common Shares issuable upon conversion of the Subsequent Second Tranche Notes (the “Registration Statement”), and to use its best efforts to have such Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement). The Registration Rights Agreement contains certain penalty provisions, subject to certain conditions and cure periods, for the Company failing to (i) file a registration statement by certain deadlines set forth in the Registration Rights Agreement, (ii) cause a registration statement to be declared effective by certain deadlines set forth in the Registration Rights Agreement, (iii) maintain certain circumstances and conditions allowing the resale of certain securities or (iv) satisfy the requirements of Rule 144(c)(1) under the Securities Exchange Act of 1934 if a registration statement is not effective. The Registration Rights Agreement also provides the Investors with customary piggyback registration rights under certain circumstances.

The foregoing summary of the Subsequent Second Tranche Notes does not purport to be complete and is subject to, and qualified in its entirety by, the full text of, as applicable, the Securities Purchase Agreement, filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F; the Form of Senior Secured Convertible Note, filed as Exhibit 4.2 to this Form 6-K; and the Form of Registration Rights Agreement filed as Exhibit 4.15 to the Company’s Annual Report on Form 20-F, each of which is incorporated herein by reference.

Exhibits

Exhibit Number	Description
4.1	Securities Purchase Agreement, dated as of January 15, 2024, by and among Psyence Biomedical Ltd., Psyence Biomed II Corp., and the investors party thereto (incorporated by reference to Exhibit 10.1 to Newcourt Acquisition Corp’s Form 8-K (File No. 001-40929) filed with the SEC on January 16, 2024).
4.2	Form of Senior Secured Convertible Note.
4.3	Form of Registration Rights Agreement, dated as of January 25, 2024, by and among Psyence Biomedical Ltd. and the investors party thereto (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F (File No. 001-41937) filed with the SEC on January 31, 2024).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 20, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director